Exhibit 99.2

AKARI THERAPEUTICS, PLC

PROXY FORM
For use at the Annual General Meeting
to be held at 75/76 Wimpole Street, London W1G 9RT at 2.30 p.m. local time on June 30, 2022.

I/We
(Name in full block capitals please)
of
being (a) member(s) of Akari Therapeutics, Plc (the “Company”) hereby appoint the Chairman of the meeting or*

as my/our proxy to attend, speak and vote for me/us and on my/our behalf as identified by an “X” in the appropriate box below at the annual general meeting of the Company to be held at the above time and at any adjournment of the meeting. This form of proxy relates to the resolutions referred to below.

* Please see note 1 below on attendance at the meeting and appointment of proxies in the light of Covid-19.

I/We instruct my/our proxy to vote as follows:

No.	Ordinary Resolutions	For	Against	Abstain (see note 2)
1.	To receive the Statutory Accounts for the year ended December 31, 2021.
2.	To approve the Directors’ Remuneration Report.
3.	To re-elect James Hill, M.D. as a Class A director.
4.	To re-elect Stuart Ungar, M.D. as a Class A director.
5.	To re-elect David Byrne as a Class A director.
6.	To re-elect Donald Williams as a Class A director.
7.	To re-elect Michael Grissinger as a Class A director.
8.	To re-elect Rachelle Jacques as a Class B director.
9.	To ratify the appointment of BDO USA, LLP as independent registered public accounting firm.
10.	To re-appoint Haysmacintyre LLP as Statutory Auditors.
11.	To authorize the audit committee of the board to fix the Statutory Auditors’ remuneration.
12.	To authorize an increase in the number of shares available for the grant of awards under the 2014 Equity Incentive Plan.

Dated _________________  2022.

Signature(s): ___________________________________

Name(s): ________________________________________

Notes:

1.	Please indicate with an “X” in the appropriate box how you wish the proxy to vote. In the absence of any indication, the proxy will exercise his/her discretion as to whether and how he/she votes; if the Chairman of the meeting is appointed, he will exercise this discretion to vote FOR each resolution. The proxy may also vote or abstain from voting as he/she thinks fit on any other business which may properly come before the meeting. As explained in the Proxy Statement, although there are currently no UK Government restrictions on travel or public gatherings in connection with Covid-19, given the possibility that such restrictions or other impediments could make it difficult for you, or a proxy other than the Chairman of the meeting, to attend the meeting, we strongly encourage you to vote on all resolutions as soon as possible by appointing the Chairman of the meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described below.
2.	If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution. It should be noted that an abstention is not a vote in law.
3.	This form of proxy should be signed and dated by the member or his attorney duly authorized in writing. If the appointer is a corporation this proxy should be under seal or under the hand of an officer or attorney duly authorized. Any alteration made to the form of proxy should be initialed.
4.	To be valid, this form of proxy, together with a duly signed and dated power of attorney or any other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be signed and dated and lodged at the Company’s registrars at the address below (or by email at the email address below), so as to be received by 2.30 p.m. local time on June 28, 2022 (or, if the meeting is adjourned, not less than 48 hours before the time of the adjourned meeting).
5.	A proxy need not be a member of the Company. A member may appoint a proxy of his/her own choice (but this year we strongly encourage the appointment of the Chairman as a proxy – see note 1 above). If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name of the person whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy, whether or not such deletion is made, if no other name is inserted. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise rights attached to different shares.
6.	In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).
7.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the meeting, and the number of votes which may be cast at the meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on June 28, 2022 or, if the meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned meeting. In each case, changes to the register of members after such time will be disregarded.
8.	Completion and return of a form of proxy will not preclude a member from attending the meeting and voting in person.
9.	The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will take delivery of completed proxy forms posted to it in accordance with the details above. Persons who own ordinary shares through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) through the Depositary, Deutsche Bank AG, London Branch, as custodian of Deutsche Bank Trust Company Americas (“Beneficial Owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from Beneficial Owners may vote at their discretion. ADS holders are not entitled to vote directly at the meeting, but a Deposit Agreement, as amended, exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of June 1, 2022 are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Ordinary Shares so represented. The Depositary has agreed that it will endeavour, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares held for its custodian, Deutsche Bank AG, London Branch, in accordance with the instructions of the ADR holders. Instructions from ADR holders must be sent to the Depositary so that the instructions are received by no later than June 22, 2022, at 1.00 p.m. New York time.

Address for lodgment of hard-copy forms of proxy: SLC Registrars, PO Box 5222, Lancing, BN99 9FG, United Kingdom. Alternatively a completed, signed and dated copy of this form of proxy (and any accompanying evidence of authority) may be scanned and emailed to proxy@slcregistrars.com.